EXHIBIT 12.1

                              LTC PROPERTIES, INC.

                COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
         AND RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED DIVIDENDS
                             (Dollars in Thousands)
                                   (Unaudited)

                                                                                                                       Three Months
                                                                                    Year Ended                            Ended
                                                              ---------------------------------------------------------  March 31,
Earnings                                                         1999        2000        2001         2002       2003      2004
                                                              --------------------------------------------------------- ----------
Income before minority interests and other                     $ 29,504    $ 29,284    $  5,246    $ 19,447    $ 21,182   $ 9,197
Add:  Fixed charges (interest expense, amortization of
              debt issue costs and minority interest expense     22,813      28,165      22,718      22,941      22,177     3,596
          Amortization of capitalized interest                     --          --          --          --          --
          Distributed income of equity investees                   --          --          --          --          --
          Share of pre-tax losses of equity investees              --          --          --          --          --

Less:
       Capitalized interest                                       --          --          --          --          --
       Minority interest expense on consolidated
            subsidiaries                                         (1,018)       (982)       (973)     (1,308)     (1,300)     (283)
       Minority interest in pre-tax income that have not
            incurred fixed charges (equity method investees)       --          --          --          --          --
                                                              --------------------------------------------------------- -----------
                                 Total Earnings                  51,299      56,467      26,991      41,080      42,059    12,510
                                                              --------------------------------------------------------- -----------
Fixed Charges

Interest expense (includes amortization
       of debt issue costs                                       21,795      27,183      21,745      21,633      20,877     3,313
Estimated interest in rental expense                               --          --          --          --          --
        Minority interest expense on consolidated
            subsidiaries                                          1,018         982         973       1,308       1,300       283
                                                              --------------------------------------------------------- -----------
                               Total Fixed Charges               22,813      28,165      22,718      22,941      22,177     3,596
                                                              --------------------------------------------------------- -----------
Preferred Dividends                                            $ 15,087    $ 15,087    $ 15,077    $ 15,042    $ 16,596   $ 4,946

Ratio of earnings to fixed charges                                 2.25        2.00        1.19        1.79        1.90      3.48
Ratio of earnings to fixed charges
        and preferred dividends                                    1.35        1.31        0.71        1.08        1.08      1.46